Exhibit 7.02

FERTITTA GAMING LLC

10801 West Charleston Boulevard, Suite 600

Las Vegas, Nevada 89135

Attention:  Frank J. Fertitta III

April 26, 2010

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

Attention:	Mark Cohen, David Crescenzi and
Michael Meagher

Gentlemen:

Reference is made to that certain Restructuring Support Agreement, dated as of April 16, 2010 (as amended, supplemented or otherwise modified in accordance with its terms, the “RSA”), by and among (a) the Consenting Lenders (as defined therein), (b) Station Casinos, Inc. (“OpCo” and together with certain of its subsidiaries and affiliates, the “Company”), (c) Fertitta Gaming LLC (“FG”), and (d) Frank J. Fertitta III and Lorenzo J. Fertitta (the “Fertittas”).  Capitalized terms used herein have the meanings given to such terms in the RSA, including without limitation Exhibit D to the RSA (such Exhibit D, as amended, modified or otherwise changed from time to time, hereinafter the “Term Sheet”).  Deutsche Bank Trust Company Americas is sometimes referred to herein as the “Administrative Agent”.

Subject to the conditions set forth herein and in the RSA, each of the Fertittas and FG (collectively, the “Fertitta Investors”) agrees that FG (or an entity controlled by the Fertittas) will, and the Fertittas agree that they will cause FG to (or an entity controlled by the Fertittas to), on the Effective Date (as defined below), contribute (i) $71 million plus (ii) if there is an Excess Cash Shortfall in excess of $43 million (which amount is to be funded by a super-priority loan), 50% of the remaining Excess Cash Shortfall for which New PropCo is responsible pursuant to the Term Sheet, to the Purchaser or New PropCo in order to purchase the OpCo assets pursuant to the Plan (such sum, the “Commitment Amount” and such purchase, the “Fertitta Investment”).  The Fertitta Investors will not be under any obligation to make or cause to be made the Fertitta Investment until the Plan has been confirmed by the Bankruptcy Court and the effective date of the Plan (the “Effective Date”) shall have occurred (or shall occur concurrently with the Fertitta Investment).

Each of the Fertitta Investors makes the following representations and warranties to the Administrative Agent: (a) this letter agreement is a legal, valid and binding obligation of such Fertitta Investor, enforceable against such Fertitta Investor in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability; (b) such Fertitta Investor has all requisite power and authority to enter into this letter agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this letter agreement; (c) the execution and delivery of this letter agreement and the performance of the obligations hereunder of such Fertitta Investor has been duly authorized by all necessary action of such Fertitta Investor; (d) the execution, delivery and performance of this letter agreement does not and shall not: (i) violate any provision of law, rule or regulations applicable to such Fertitta Investor or any of its subsidiaries; or (i) violate FG’s certificate of formation, operating agreement or other organizational documents or those of any of its subsidiaries; (e) the Fertitta Investors have sufficient funds available to pay the Commitment Amount; (f) the Fertittas, through their family trusts, own 68% of the equity interests in, and control, FG; and (g) 32% of the equity interests in FG are owned by two entities that are owned by the Fertittas’ children.

Notwithstanding any other term or condition of this letter agreement or the RSA, (i) under no circumstances shall the collective liability of the Fertitta Investors for any breaches of their obligations hereunder exceed, in the aggregate, the Commitment Amount and (ii) no party shall be liable hereunder for any special, indirect, consequential or punitive damages.  There is no express or implied intention to benefit any person or entity not party hereto and nothing contained in this letter agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person or entity other than the parties hereto.  The Fertitta Investors may not assign this letter agreement or any of their respective obligations hereunder.

The parties hereby acknowledge that the rights of the parties under this letter agreement are unique and that remedies at law for breach or threatened breach of any provision of this letter agreement would be inadequate and, in recognition of this fact, agree that, in the event of a breach or threatened breach of the provisions of this letter agreement, in addition to any remedies at law (including seeking monetary damages), the parties shall, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available and the parties hereby waive any objection to the imposition of such relief.

This letter agreement shall automatically terminate and be of no further force or effect without further action by the parties hereto upon the termination of the RSA.  Except as provided in the immediately preceding sentence, this letter agreement may not be terminated or amended, and no provision of this letter agreement may be waived or modified, except by an instrument in writing signed by the Fertitta Investors and the Administrative Agent.

THIS LETTER AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAWS PRINCIPLES THEREOF.  By its execution and delivery of this letter agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding with respect to any matter under or arising out of or in connection with this letter agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought exclusively in the Bankruptcy Court. By execution and delivery of this letter agreement, each of the parties hereto hereby irrevocably accepts and submits itself to the exclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding.

All notices, requests and other communications to any party hereunder shall be in writing and shall be given to the undersigned at the address set forth in the first page of this letter agreement or such other address as such party may hereafter specify by notice to the other parties hereto.  Each such notice, request or other communication given by personal delivery, mail or courier shall be effective when received.

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Very truly yours,

FERTITTA GAMING LLC

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title:

Frank J. Fertitta III

/s/ Frank J. Fertitta III

Lorenzo J. Fertitta

/s/ Lorenezo J. Fertitta

Agreed and Accepted, this          day of April, 2010:

DEUTSCHE BANK TRUST COMPANY

AMERICAS

By:	/s/ Michael M. Meagher
Name: Michael M. Meagher
Title: Vice President

By:	/s/ David J. Crescenzi
Name: David J. Crescenzi
Title: Managing Director